

January 14, 2011

<u>Via Facsimile and U.S. Mail</u>

Dwight Morgan
President
Caprius, Inc.
10 Forest Avenue
Paramus, NJ 07562

>   **Re: Caprius, Inc.**
>   **Schedule 13E-3 filed December 22, 2010**
>   **File No. 5-35271**
>   **Schedule 14A filed December 22, 2010**
>   **File No. 0-11914**

Dear Mr. Erickson:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. We note the disclosure under Items 3, 4(e) and 8(c) of the Schedule 13E-3. Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

2. We note your disclosure that all information contained in the Schedule 13E-3 concerning any of the filing parties has been provided by such filing parties and no filing party takes responsibility for the accuracy of any information not supplied by such filing party. As each of the filing persons is a signatory to the Schedule 13E-3, these statements are inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

3. Please remove the disclosure disclaiming the "affiliate" status of the filing persons. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.

Schedule 14A

General

4. Please revise to fill-in the blanks throughout your document concerning outstanding share and beneficial ownership information.

Summary, page 10

The Merger Agreement…, page 10

5. Please revise your reference, here and on pages 13 and 54, to obtaining "clearance" from the staff of the SEC.

Recommendation of the Caprius Board, page 12

6. Please revise to include the fairness determination by each of the Caprius board, Vintage, Merger Sub, Mr. Fred Sands, the Children's Trust and the Family Trust in the summary.

Financing, page 12

7. We note that the Vintage Group has sufficient funds necessary to consummate the merger. Please state the specific source of funds, quantify the amount required to purchase the maximum number of securities, and if any part of the funds is expected to be borrowed, then a summary of each loan agreement. Refer to Item 1007 of Regulation M-A.

Required Vote, page 15

8. Pleaser revise to estimated the number of votes required on an as-converted basis to approve the merger. In addition, noting that the Vintage Group holds 40% of the vote on an as-converted basis, estimate the number of votes required from unaffiliated shareholders.

Background of the Merger, page 22

9. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Hempstead or KPMG Corporate Finance during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Recommendation of the Board of Directors, page 26

10. Please revise the discussion of factors to separately present the positive factors followed by the negative factors.

Certain Effects of the Merger, page 35

11. Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

Purpose and Reasons of the Vintage Group for the Merger, page 35

12. We note that in slide 15 of the Presentation by Hempstead dated November 10, 2010, the financial advisor noted that Vintage's "investment to date in Caprius would be wasted if key IP expires in a bankruptcy." Please revise to address whether this was a reason for Vintage to structure the transaction as a merger.

13. Please revise to address the alternatives of bankruptcy, foreclosure and the sale of Caprius' intellectual property, and any other alternatives considered by the issuer and each filing person and the reasons for rejecting each alternative. Refer to Item 1013(b) of Regulation M-A.

Position of the Vintage Group…, page 36

14. We note that in the second paragraph you state the fairness determination by Vintage; please revise to include the fairness determination and a discussion of the factors considered for each filing person, including Merger Sub, Mr. Fred Sands, the Children's Trust and the Family Trust.

15. Please revise to state whether Vintage expressly adopts the board's and Hempstead's conclusion and analysis to fulfill this disclosure obligation. Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A and Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

Material United States Federal Income Tax Consequences, page 41

16. Please revise to describe the tax effects on the issuer and each filing person. Refer to Item 1013(d) of Regulation M-A.

Merger Agreement, page 49

17. We note your statement that the merger agreement and the summary are not intended to provide any factual information about Caprius. Please revise to remove any potential implication that the referenced merger agreement and summary do not constitute public disclosure under the federal securities laws. For example, you may omit the statement or revise to state that the merger agreement should be read in conjunction with the disclosures in the merger parties' filings with the SEC incorporated by reference into this proxy statement.

Market Information, page 61

18. In the table of recent bid quotations, please revise to include stock price information for December 31, 2010 and each month since then.

Security Ownership of Certain Beneficial Owners, page 63

19. Please update this information as of a more recent date and include ownership information after the Merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Bruce A. Rich, Esq.
        Carter, Ledyard & Milburn LLP